

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 20, 2014

Via E-Mail
Stephen M. Lynch, Esq.
Robinson, Bradshaw & Hinson P.A.
101 N. Tryon Street, Suite 1900
Charlotte, NC 28246

>   **Re: EnPro Industries, Inc.**
>   **Schedule TO-I filed August 11, 2014**
>   **SEC File No. 005-78344**

Dear Mr. Lynch:

    We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase
Sources and Amount of Funds, page 12

1.   Please file the current credit agreement, any amendment to that agreement and the commitment letter as exhibits to your Schedule TO.

Conditions to the Offer, page 18

2.   We note that the offer is not financed and is subject to the Financing Condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by

Rule 13e-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Cautionary Statement Concerning Forward-Looking Statements, page 31

3.   We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the offer to purchase to delete this statement and confirm that you will avoid using this statement in all future communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisition